Contact

www.linkedin.com/in/dane-turk
(LinkedIn)

Top Skills

Project Planning
Leadership
Team Leadership

Certifications

Vibration Analyst Level 3

Dane Turk

Technical Services Account Manager at Ariel Corporation | Engineering, Technical Operations & Product | Service Solutions
Mount Vernon, Ohio, United States

Summary

High performing leader with 15+ years of cross-functional experience delivering innovative solutions and results throughout the oil and gas industry. Strong command engineering operations with proven exposure to process management, vendor relations, mechanical analysis, workflow optimization, product development, risk oversight, quality control, validations, and technical reporting,

Core expertise lies in managing large scale project life cycles from concept to inception, overseeing the implementation of advanced methodologies, and providing value added analysis using data to drive corporate decision making. Consistently characterized by steadfast dedication to streamlining operations, drive to create agile work environments and ability to beat corporate objectives while containing costs.

Experience

Ariel Corporation

Technical Services Account Manager
2018 - Present (4 years)
Mount Vernon, Ohio

Leading a team of 4 technical service engineers through distributor and customer relationships for billion dollar plant, offshore, and pipeline projects across the USA, Scotland, Argentina, Brazil and Canada.

• Accountable for the end-to-end schedule of project delivery, risk identification, dependency tracking, issue identification, escalation, and resolution, and manage change management appropriately through team resources.

• Represent Ariel in the API (American Petroleum Institute) refinery industry compressor packaging standard committee on mechanical equipment.

• Team leader and influence in the API American petroleum institute 686 task force for compressor packaging re-write.

• Lead high level insurance/loss investigations into fire and forensics across projects and collaborate with legal to provide materials analysis.

• Develop dashboards and other visual reports using data analytic tools which provide easy visibility to project performance within the organization.

• Execute complex assignments requiring the use of advanced techniques, resulting in the development of improved processes, equipment and technical methods.

• Translate technical knowledge into customer-facing narratives and collateral with a focus on value, differentiation and user cases.

• Partner with Engineering and Operations teams to ensure safety, environmental, reliability, regulatory compliance and business objectives are achieved.

• Diagnose mechanical equipment and using practical engineering concepts to identify the cause of equipment failure and the correct resolution.

Ariel Corporation
Technical Services Account Representative
2008 - 2014 (6 years)

BesCast Corporation
Engineering Intern
June 2004 - August 2005 (1 year 3 months)
Willoughby, oh

Education

Ohio University
Bachelor of Engineering (BE), Mechanical Engineering · (2003 - 2008)